
Mail Stop 3561

August 4, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Gerald Lewis
Principal Accounting and Financial Officer
Freight Management Corp.
Suite 200
8275 Eastern Ave
Las Vegas, NV, 89123

> **Re:** **Freight Management Corp.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 000-53127**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Item 9A. Controls and Procedures
1. Please revise this section to include not only your assessment of Internal Control over Financial Reporting, but also your assessment of Disclosure Controls and Procedures, as required by Item 307 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2
2. Please file an amended Form 10-K to include an accounting report as of and for the period ended December 31, 2007. The report currently included does not reference such date.

Note 2 – Summary of Significant Accounting Practices

Website Costs, page F-8
3. Please tell us how your treatment of website costs is in accordance with EITF 00-2. Include in your response a break down of the particular components of the $4,000 gross balance and provide us with detailed support for your conclusion that these costs should not have been expensed as incurred.

Certifications
4. Your certifications should be expanded to also address internal control over financial reporting. Refer to Item 4 of the certification and to section (b) thereunder for guidance.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief